FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 31, 2008

ZAB Resources Inc.

(formerly “Bronx Ventures Inc.”)

Filer# 0-16353

Suite 100, 1255 West Pender Street

Vancouver, British Columbia

Canada V6E 2V1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit

99.1  Material Change Report dated April 2, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date:  April 3, 2008

Exhibit 99.1 Zab_Form 6K April 3, 2008

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

ZAB RESOURCES INC.

(formerly Bronx Ventures Inc.)

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, BC  V7Y 1A1

2.

Date of Material Change

March 31, 2008

3.

News Release

News release was issued on March 31, 2008 and disseminated via Market Wire’s Canadian Timely Disclosure Network pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Results of diamond drilling conducted during 2007 on the Extra High Property.

5.

Full Description of Material Change

Vancouver, B.C. March 31, 2008: By means of a Joint Press Release, Colt Resources Inc. (“Colt”) (CNQ-COLT) and Zab Resources Inc. (“Zab”) (CNQ: ZABK; OTCBB: ZABRF), companies related to each other by certain common directors and officers, are pleased to report assay results from a diamond drilling program conducted during 2007 on their jointly held Extra High Property, which is located in southern British Columbia. A total of 1293.59 m were drilled in 8 NQ diamond drill holes.

The Extra High Property (the “Property”) is located on Samatosum Mountain, immediately south of the formerly producing Samatosum Mine, 60 kilometres north east of Kamloops, British Columbia.  Previous drill programs by others in the 1980’s and by Bronx Ventures Inc. (a predecessor company to Zab) during 2005 had revealed important concentrations of gold, silver, copper, lead and zinc in a zone of mineralization called the K7 zone, lying immediately south of the Rea deposit.

Colt is the Operator of the Property and owns a 67% interest while Zab owns the remaining 33% interest in the Property.  Colt has the right to acquire Zab’s 33% interest in the Property by making a cash payment of $250,000 to Zab on or before December 31, 2008.

The recent diamond drilling program was targeted at expanding the previously indicated mineralization in the K7 lens and was successful in revealing the potential for larger zones of lower grade mineralization lying adjacent to the massive sulphide mineralization indicated in earlier work.

Holes 07-01 to 07-04 in particular have extended the potential for mineralization to continue to a presently indicated depth of 150 m below surface and the zone remains open to depth.

Holes 07-05 and 07-06 indicate the mineralization may be thinning out to the south at this elevation and may represent the edge of the mineralized lens.

Holes 07-07 and 07-08 have indicated a near surface potential for significant widths of  low grade mineralization (28.63 m and 53.56 m) that may be expanded by additional drilling to include bulk tonnage potential in this open pit environment. These intersections are immediately adjacent to the high grade massive sulphide mineralization drilled in 2005 (K7 Zone) and may represent a more distal phase of mineralization associated with the K7 lens.  This lower grade zone within the Rea horizon remains open to the south.

Quality Control and Assurance

Drill intercepts presented below have been corrected to represent true width of mineralization using well defined core angles from drill core and the consistency in the dip of the mineralized system.

All diamond drill core samples were split using a mechanical sample splitter for the NQ core with ½ the core sample stored and marked in the core box in secure storage on site with the remaining ½ core sample shipped to EcoTech Laboratories Ltd. in Kamloops, B.C. Canada. All gold results are by fire assay using industry standard methods and all samples were also analyzed using ICP methods.  All ICP results for base metals greater than 10,000 ppm were further assayed using industry standard assay procedures.

A system of standards, blanks and duplicate samples were used at regular intervals throughout the sampling program as well as internal laboratory check analyses as quality control checks for the diamond drill results presented in this news release.

HOLE	INTERCEPT		TRUE	ASSAY DATA
#	FROM	TO	WIDTH	Au g/t	Ag g/t	Cu %	Pb %	Zn%
	metres	metres	meters
07-01	155.05	157.06	2.03	2.23	50.50	0.20	2.96	4.27

07-02	128.00	151.86	23.77	0.62	2.75	0.02	0.14	0.27
incl	143.90	146.52	2.61	1.36	5.50	0.05	0.49	1.03

07-03	134.24	154.55	20.00	1.02	4.81	0.06	0.41	0.78
incl	152.40	154.55	2.12	5.68	17.85	0.44	2.08	4.15

07-04	146.65	161.10	13.58	1.08	5.84	0.07	0.43	1.01
incl	152.85	155.00	2.02	1.88	16.51	0.11	1.42	3.91

07-05	106.90	115.45	8.55	0.26	1.56	0.01	0.08	0.22
	131.64	134.80	3.16	0.22	6.92	0.07	0.18	0.40

07-06	91.05	105.10	12.69	0.16	0.80	0.01	0.10	0.15
	119.60	127.13	7.08	0.31	2.90	0.02	0.19	0.18

07-07	55.50	112.50	53.56	0.26	4.16	0.01	0.08	0.15
incl	87.82	89.65	1.72	1.60	28.61	0.06	0.70	1.21

07-08	52.66	81.40	28.63	0.53	8.01	0.05	0.35	0.51
incl	61.60	66.65	5.03	0.29	13.80	0.14	1.12	1.59
incl	73.55	80.10	6.53	1.47	12.76	0.05	0.37	0.67
incl	78.85	79.20	0.35	5.14	54.00	0.30	1.85	2.69

The diamond drilling program detailed above was conducted by and was under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of both Colt and Zab and is responsible for the technical information presented in this news release.

For more information:

Colt Resources Inc. Bedo H. Kalpakian, President & CEO (604) 278-4400 ext 203 www.coltresources.com.	Zab Resources Inc. Bedo H. Kalpakian, President & CEO (604) 681-1519 www.zabresources.com

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes”, “anticipates”, “plans”, “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in those forward-looking statements.    The CNQ has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 2nd day of April, 2008.